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                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM U-6B-2

                        Certificate of Notification


Certificate is filed by:  The Narragansett Electric Company (the Company)

    This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Secured Medium-Term Notes (First Mortgage Bonds, Series W),
    Issue 95-1, 7.30%, due 2025.

2.  Issue, renewal or guaranty:

    Issuance.

3.  Principal amount of each security:

    $16,000,000.

4.  Rate of interest per annum of each security:

    7.30%.

5.  Date of issue, renewal or guaranty of each security:

    Date of issuance:  November 13, 1995.

6.  If renewal of security, give date of original issue:

    N/A.

7.  Date of maturity of each security:

    November 13, 2025.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    The Issue 95-1 New Bonds were issued to the Depository Trust Company, and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Principal in connection with the issuance.

9.  Collateral given with each security, if any:

    The Series W, Issue 95-1 New Bonds were issued under and secured by a First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and indentures supplemental thereto, including a Twenty-Second Supplemental Indenture.

10. Consideration received for each security:

    The Company received $15,880,000 as proceeds for the issuance.

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11. Application of proceeds of each security:

    The Company applied the proceeds of $15,880,000 to the retirement of $16,000,000 of Series T, 8-7/8%, First Mortgage Bonds, due 2021.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

    (   )  a.  the provisions contained in the first sentence of Section
               6(b).

    (   )  b.  the provisions contained in the fourth sentence of Section
               6(b).

    ( x )  c.  the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of
    Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

         N/A.

14. If the security or securities are exempt from the provisions of
    Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         N/A.

15. If the security or securities are exempt from the provisions of
    Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

         Rule 52.



                                  THE NARRAGANSETT ELECTRIC COMPANY


                                     s/John G. Cochrane
                                  By
                                     John G. Cochrane
                                     Assistant Treasurer

Date:  November 22, 1995